

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2020

Daniel E. Bachus
Chief Financial Officer
Grand Canyon Education, Inc.
2600 W. Camelback Road
Phoenix, Arizona 85017

> **Re: Grand Canyon Education, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 20, 2020**
> **Form 10-Q for the Interim Period Ended March 31, 2020**
> **Filed May 7, 2020**
> **File No. 001-34211**

Dear Mr. Bachus:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services